Regulatory Announcement

Go to market news section

Company	C&C Group Plc
TIDM	CCR
Headline	Date of trading statement
Released	09:00 10-Jan-07
Number	2611P

C&C confirms date for pre-close trading statement for year ending 28 February, 2007

CCR.I CCR.L

Dublin, London, 10 January, 2007: C&C Group plc ('C&C' or the 'Group'), a leading manufacturer, marketer and distributor of branded beverages in Ireland and the UK, today confirmed that it will issue its pre-close trading statement for the year ending 28 February, 2007 at 07.00 GMT on Wednesday, 28 February, 2007.

The C&C management team will host a conference call for institutional investors and analysts at 14.30 GMT (09.30 ET) on that date. Dial in details for the conference call will be issued closer to the time.

C&C also confirmed that it will issue its preliminary announcement for the year ending 28 February, 2007, at 07.00 GMT on Wednesday, 9 May, 2007 and host presentations to institutional investors, analysts and media in Dublin on that date.

About C&C Group plc

C&C Group plc is a leading manufacturer, marketer and distributor of branded beverages in Ireland and the UK. C&C manufactures the leading Irish cider brand, Bulmers, and the premium international cider brand, Magners, for export to the United Kingdom, the United States and Continental Europe. C&C also exports spirits and liqueurs, including the premium Irish whiskey brand, Tullamore Dew, to over 80 international markets.

The Group's portfolio also comprises some of Ireland's leading beverage brands including Club soft drinks and Ballygowan bottled water. C&C also distributes within the Irish market several leading international brands, owned by third parties, including 7UP and Pepsi soft drinks and a wide portfolio of wines and spirits.

Investors and analysts	**Irish Media**	**International Media**
Mark Kenny/Jonathan Neilan K Capital Source Tel: +353 1 631 5500 Email: c&cgroup@kcapitalsource.com	Paddy Hughes/ Ann-Marie Curran Drury Communications Tel: +353 1 260 5000 Email: phughes@drurycom.com	Edward Orlebar/Charlotte Kirkham M Communications Tel: +44 207 153 1523 Email: orlebar@mcomgroup.com

END

dlw 1/17

Regulatory Announcement

Go to market news section

REFERENCE No: 82-34854

Company	C&C Group Plc
TIDM	CCR
Headline	Brochure of Particulars - Amd
Released	09:10 20-Dec-06
Number	2997O

C&C Group plc

The following announcement replaces the announcement (RNS no. 7688N) that was released on 13 December 2006 at 7.00am. It now correctly describes the blocklisting of 2,500,000 ordinary shares with respect to the C&C Executive Share Option Scheme, and the issue of 355,731 ordinary shares pursuant to the C&C Scrip Dividend Scheme for the year ending 28 February 2007.

Correction: Brochure of Particulars

A block listing Application has been made to the Irish Stock Exchange and to the UK Listing Authority for 2,500,000 ordinary shares of nominal value of €0.01 each in the capital of C&C Group plc to be admitted to the Official List of the UK Listing Authority and to the Official List of the Irish Stock Exchange and application has been made to the Irish Stock Exchange and the London Stock Exchange for these shares to be admitted to trading.

Shares will be allotted from time to time pursuant to the exercise of share options under the C&C Executive Share Option Scheme. Admission is expected to take place by 18 December 2006.

An additional Application has been made to the Irish Stock Exchange and to the UK Listing Authority for 355,731 Ordinary Shares of nominal value Euro 0.01 each in the capital of C&C Group plc to be admitted to the Official List of the UK Listing Authority and to the Official List of the Irish Stock Exchange and application has been made to the Irish Stock Exchange and the London Stock Exchange for these shares to be admitted to trading.

These shares have been allotted pursuant to the C&C Scrip Dividend Scheme in respect of the interim dividend for the year ending 28th February 2007. Such admission is expected to become effective and dealings to commence in these shares on 22 December 2006.

Enquiries:
Noreen O'Kelly
Company Secretary
Phone: +353 1 616 1103

This announcement has been issued through the Companies Announcement Service of

END

Close